JC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04052908

December 20, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/20/2004

Lyle G. Ganske
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Re: Sky Financial Group, Inc.
Incoming letter dated November 17, 2004

Dear Mr. Ganske:

This is in response to your letters dated November 17, 2004 and December 7, 2004 concerning the shareholder proposals submitted to Sky Financial by Joseph J. Augustine. We also have received letters from the proponent dated November 23, 2004 and December 10, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Joseph J. Augustine
1008 Broad Street
Connellsville, PA 15425

855876

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

JP237368
323923-605001

November 17, 2004

(216) 586-7264
lgganske@jonesday.com

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposals Submitted to Sky Financial Group, Inc. by Joseph J. Augustine

Dear Ladies and Gentlemen:

On behalf of Sky Financial Group, Inc., an Ohio corporation (the "***Company***"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), we hereby request confirmation that the staff of the Division of Corporate Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Rule 14a-8, the Company excludes two shareholder proposals and supporting statements (the "***Proposals***") submitted by Joseph J. Augustine (the "***Proponent***") from the Company's definitive proxy solicitation materials (the "***2005 Proxy Materials***") relating to its 2005 annual meeting of shareholders (the "***2005 Annual Meeting***"). The Proposals relate to the adoption of a code of business ethics and conduct for the Company's senior officers.

Introduction

As discussed below, the Company believes that the Proposals may be excluded from the 2005 Proxy Materials for the following principal reasons, each of which is discussed in more detail herein:

- The Company has substantially implemented the Proposals, and therefore the Company may properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(j).

- The Proposals deal with a matter relating to the Company's ordinary business operations, and therefore the Company may properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(j).

- The Proponent failed to adequately correct in a timely manner certain eligibility and procedural deficiencies relating to the Proposals following the Company's timely written notification of those deficiencies, and therefore the Company may

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properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(f) and 14a-8(j).

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. In addition, by copy of this letter and its attachments, the Company is informing the Proponent of the Company's intention to exclude the Proposals from the 2005 Proxy Materials. The Company has also mailed a copy of the text of Rule 14a-8 to the Proponent by copy of this letter and its attachments. The Company intends to file its definitive proxy materials with the Commission 80 or more days after the date of this letter.

Procedural History

On August 2, 2004, the Company received an e-mail transmission from the Proponent, which included a shareholder proposal (the "***Original Proposal***") and stated the Proponent's intent to have the Original Proposal included in the 2005 Proxy Materials and subjected to a shareholder vote at the 2005 Annual Meeting. The Original Proposal set forth a code of ethics that would be applicable to all officers of the Company having a title of Senior Vice President, Executive Vice President, President and/or Chairperson, and required those senior officers to sign an annual affirmation acknowledging the code and the penalties for violation thereof. The full text of the Proponent's August 2, 2004 e-mail, including the text of the Original Proposal, is attached hereto as Annex A.

On August 16, 2004, the Company sent via e-mail a response (the "***Initial Response***") to the Proponent's August 2, 2004 e-mail. The Initial Response described the ethics policies that the Company has in place, which include:

- an Ethics Policy (the "***Ethics Policy***") that applies to all of the Company's Directors and employees;
- a Code of Ethics for Senior Financial Officers (the "***Senior Officers Code of Ethics***") that supplements the Ethics Policy and applies to all senior officers; and
- an Employee Handbook, which among other things contains various standards for employee behavior relating to client service, use of employee accounts, conduct of financial affairs, maintenance of time records and other matters.

The Ethics Policy, Senior Officers Code of Ethics and the portions of the Employee Handbook relating to ethics or business conduct are referred to herein collectively as the "***Company Policies***." As in effect to date, the Company Policies meet the requirements relating to ethics policies imposed by The Sarbanes-Oxley Act of 2002, as implemented by Commission rules, as well as those promulgated by Nasdaq and included in the Nasdaq listing standards. A copy of the full text of the Initial Response, which includes the text of the Ethics Policy and the Senior Officers Code of Ethics, is attached hereto as Annex B.

The Initial Response also identified the following deficiencies of the Original Proposal relating to procedural and eligibility requirements:

1. The Proponent had failed to prove his eligibility relating to his share ownership in accordance with Rule 14a-8(b). Specifically,

   - the Proponent was not a record holder of the Company's common shares, and failed to provide any verification from the record holder of his securities as to his beneficial ownership of the Company's common shares; and

   - the Proponent failed to include a written statement regarding his intent to hold the securities through the date of the 2005 Annual Meeting.

2. The Original Proposal exceeded the 500-word limit for shareholder proposals and supporting statements contained in Rule 14a-8(d).

The Initial Response indicated that the Proponent's response to the Company curing the eligibility and procedural deficiencies must be postmarked or transmitted electronically no later than 14 days following the Proponent's receipt of the Initial Response. The Initial Response was sent to the Proponent within the 14-calendar day period set forth in Rule 14a-8(f).

On August 16, 2004, the Proponent sent a second e-mail transmission to the Company, which indicated his intention to verify his share ownership, stated his intention to hold his Company shares through the date of the 2005 Annual Meeting and questioned the source for the 500-word limitation for shareholder proposals and supporting statements.

On August 24, 2004, the Company sent an e-mail to the Proponent indicating that the word limitation is contained in rules promulgated by the Commission.

On August 27, 2004, the Proponent provided to the Company by e-mail a July 2004 brokerage statement as verification of his stock ownership. The Proponent also sent to the Company two separate shareholder proposals (the "***Proposals***") relating to a code of ethics for the Company's senior officers, which apparently were intended to revise and replace the Original Proposal in its entirety. The substance of the Proposals was very similar to that of the Original Proposal. The first new Proposal tracked the language of the first two-thirds of the Original Proposal, and the second Proposal included much of the same language from the Original Proposal, but deleted the introductory statement and included the affirmation to be signed by each senior officer. The text of the Proposals and supporting statements are attached hereto as Annex C. Copies of the correspondence exchanged by the Company and the Proponent from August 16, 2004 until the date of this letter are attached hereto as Annex D.

The Company's Reasons for Exclusion of the Proposals

Substantive Bases for Exclusion

1. ***The Company has substantially implemented the Proposals, and therefore the Company may properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(j).***

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from its proxy soliciting materials if the company has "substantially implemented" the action requested. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976). The staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corp. (available December 5, 2003); Cisco Systems, Inc. (available August 11, 2003); The Talbots, Inc. (available April 5, 2002); The Gap, Inc. (available March 16, 2001).

The policies relating to ethics and codes of conduct included in the Ethics Policy, Senior Officers Code of Conduct and Employee Handbook substantially implement the essential objective of the ethics policy proposed by the Proposals (the "***Proposed Policy***"). In fact, the Company Policies are very similar to, and in some cases broader than, the Proposed Policy. The similarities include the following:

Persons Covered. The Proposed Policy would apply to "senior officers," which the Proponent defines as persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson. The Ethics Policy is much broader in application than the Proposed Policy, as it applies not only to the Company's senior officers but to all of the Company's employees, as well as to its Directors. Further, the Senior Officers Code of Ethics applies to the Company's senior financial officers, including the principal executive officer, principal financial officer, principal accounting officer or controller or other persons performing similar functions. Last, the provisions of the Employee Handbook apply to all Company employees. Thus, taken together, the Company Policies apply to a much broader group of individuals than those proposed to be subject to the Proposed Policy.

Acknowledgement. Both the Ethics Policy and the Proposed Policy require each person subject to the policy to sign on an annual basis a written acknowledgment of the policy and an agreement to comply with the terms of the policy.

Accountability. Both the Company Policies and the Proposed Policy require that those subject to the policy promptly report violations of the policy, and provide penalties for violations. In each case, the penalties for violations can include dismissal from employment, and for senior officers, can include prosecution under law.

Standards of Conduct. The Proposed Policy and the Company Policies cover the same general topics relating to ethical behavior and business conduct. Both require that the individuals subject to the policy exhibit integrity and ethical conduct in dealing with employees, customers and others. Both prohibit acts that are dishonest, improper or inappropriate or reflect negatively on the Company.

The Company Policies also address more specific topics, including policies with respect to gifts and entertainment, conflicts of interest, corporate opportunities, use of Company funds and assets, trade secrets and confidential information, financial reporting and other matters relating to books and records, political contributions and compliance with applicable laws and regulations. Consequently, the scope of the Company Policies is broader than that of the policy contained in the Proposals.

Further, it is well-established in staff no-action letters that a company need not be compliant with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Proposals need not be implemented precisely as presented in order to be omitted under Rule 14a-8(i)(10), and differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (March 29, 1999) (permitting exclusion of a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). As noted above, the Company Policies substantially implement the Proposed Policy because they address the underlying concerns of the Proposed Policy, notwithstanding the differences between the Proposed Policy and the Company Policies.

By adopting the Company Policies, the Company not only has implemented a comprehensive code of ethics and business conduct for the Company's senior officers, but also has implemented a broad code of ethics for all Company employees and Directors. Accordingly, the Company has substantially implemented the Proposals, and may properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(j).

2. ***The Proposals deal with a matter relating to the Company's ordinary business operations, and therefore the Company may properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(j).***

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the company's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is that a corporation's management is responsible for ordinary business operations, and thus matters relating to those ordinary operations are not proper subjects for shareholder proposals. The staff has determined that proposals for the adoption of codes of ethics that would apply to relations between a company and its employees, customers, shareholders or the public may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. See, e.g., Barnett Banks, Inc. (available December 18, 1995) (permitting exclusion of a proposal that a company prepare and issue a comprehensive code of ethics for public dissemination); USX Corporation (available

December 28, 1995) (permitting exclusion of a proposal requesting that the board adopt and maintain a code of ethics); McDonald's Corporation (available March 19, 1990) (allowing exclusion of a proposal directed at the content and implementation of standards on such matters as the company's management, its employer/employee relations and its customer and business policies); and Costco Warehouse Corporation (available December 11, 2003) (permitting exclusion of a proposal requesting the board to develop a thorough code of ethics that would also address issues of bribery and corruption).

The Proposal, which requests that the Company's Board of Directors adopt a code of ethics for its senior officers, infringes on management's core function of overseeing the Company's business practices with respect to its dealings with its employees. The Company, as part of its business dealings, has determined the appropriate policies and procedures to be followed in the conduct of its business, and, by the adoption and implementation of the Company Policies, has made that conduct a part of its ordinary business operations. Accordingly, the Company may properly exclude the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(j).

Procedural and Eligibility Bases for Exclusion

The Proponent failed to adequately correct in a timely manner certain eligibility and procedural deficiencies relating to the Proposals following the Company's timely written notification of those deficiencies, and therefore the Company may properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(f) and 14a-8(j).

1. ***The Proponent failed to provide evidence of his share ownership sufficient to prove his eligibility to submit a shareholder proposal to the Company under Rule 14a-8(b).***

As noted above, in the Initial Response, the Company notified the Proponent of his failure to provide evidence of his share ownership sufficient to establish his eligibility to submit a shareholder proposal to the Company under Rule 14a-8(b). The Proponent subsequently submitted to the Company a brokerage statement for the period July 1, 2004 to July 31, 2004. That statement, however, is insufficient to establish the Proponent's eligibility to submit a shareholder proposal to the Company. Pursuant to Rule 14a-8(b), in order to demonstrate eligibility, a non-record holder of securities must submit a written statement from the record holder verifying that, as of the time the proposal was submitted, the holder continuously held the securities for at least one year. As noted in paragraph C.1.c.(3) of Staff Legal Bulletin 14, a brokerage statement that predates the date on which the shareholder proposal was submitted does not suffice as evidence that the shareholder continuously owned the securities for a period of one year as of the time he or she submitted the proposal for purposes of Rule 14a-8(b). Thus, the Proponent has failed to establish his eligibility to submit a shareholder proposal to the Company under Rule 14a-8(b).

2. ***The Proponent failed to adequately remedy the failure of the Original Proposal to meet the length requirement set forth in Rule 14a-8(d).***

In the Initial Response, the Company notified the Proponent of the failure of the Original Proposal to meet the 500-word limitation contained in Rule 14a-8(d). In response, the Proponent divided the Original Proposal into the two Proposals to be submitted at the 2005 Annual Meeting, each of which contains fewer than 500 words. This attempted remedy is insufficient as it violates Rule 14a-8(c), which provides that a shareholder may submit no more than one shareholder proposal to a company for a particular shareholders meeting. Therefore, the Proponent has failed to adequately cure the deficient length of his shareholder proposal.

Because the Proponent failed to adequately correct the procedural and eligibility deficiencies relating to his shareholder proposal in a timely manner following the Company's timely and proper notification of those deficiencies, the Company may properly exclude the Proposals from the 2005 Proxy Materials pursuant to Rules 14a-8(f) and 14a-8(j). Notably, even if the staff were to afford to the Proponent an additional period of time to adequately cure these procedural and eligibility defects, the Company would have valid bases to exclude the Proposals under Rule 14a-8(i), as discussed above under "Substantive Bases for Exclusion."

Conclusion

On the basis of the foregoing, the Company respectfully requests that the staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposals from the Company's 2005 Proxy Materials. Should the staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss that decision with the staff.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (216) 586-7264.

Sincerely,

Lyle G. Ganske / JU

Lyle G. Ganske

cc: W. Granger Souder, Esq., Executive Vice President and General Counsel,
Sky Financial Group, Inc. (with enclosures)
C.J. Keller Smith, Esq., Associate Counsel,
Sky Financial Group, Inc. (with enclosures)

Mr. Joseph J. Augustine (with enclosures)
1008 Broad Street
Connellsville, Pennsylvania 15425

CLI-1243014v5

Annex A

Keller Smith

From: Granger Souder
Sent: Thursday, August 12, 2004 3:58 PM
To: Keller Smith
Subject: FW: Stockholder Proposal
Importance: High

-----Original Message-----
From: Tracey Reeder
Sent: Thursday, August 05, 2004 1:09 PM
To: Granger Souder
Cc: Marty Adams
Subject: FW: Stockholder Proposal
Importance: High

Granger:

This correspondence was forwarded to me from skyfi.com. I did not respond to Mr. Augustine.

Thanks,
Tracey

-----Original Message-----
From: Joe Augustine [mailto:joea@zoominternet.net]
Sent: Monday, August 02, 2004 3:53 PM
To: Shareholder
Subject: Stockholder Proposal
Importance: High

To Whom It May Concern:

Please accept the attached Stockholder Proposal to be included in the Proxy Statement and to be brought to a shareholder vote for the next Sky Financial Group, Inc., Annual meeting.

If there is something that I have not done correctly that would effect my request being carried out, please advise me of such and I will work diligently to correct the deficiency immediately upon notification.

I may submit an additional Stockholder Proposal to be included in the Proxy Statement and to be brought to a shareholder vote so your acknowledement and quick response would be appreiated.

Sincerely,

Joseph J. Augustine

STOCKHOLDER PROPOSAL

Code of Business Conduct and Ethics for Senior Officers

Introductory Statement

Business Conduct and Ethics is more important than ever. There have been a number of corporate scandals during the past few years adversely affecting shareholders, company employees and the public in general. There have been Fortune 500 companies; one of which had grown to over 20,000 employees worldwide before the company imploded amid findings of hidden debt, inflated profits and accounting tricks. Another company was investigated in a Philadelphia City corruption scandal and two officers in the companies PA operation were indicted and a lawsuit has been filed in U.S. District Court on behalf of the companies shareholders. Another company was investigated for placing deficient booked assets and liabilities in a subsidiary and affiliated company to avoid the exposure and liabilities on the primary company's balance sheet. And, more than one company was investigated for discriminating against their employees.

Code of Business Conduct and Ethics for Senior Officers

The Sky Financial Group, Inc. must be committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, the Board of Directors (the "Board") and the Senior Officers of the company must promote ethical behavior, and must adopt the following items into a Code of Business Conduct and Ethics for Senior Officers ("Code").

Every Senior Officer must:

(i) represent the interests of the shareholders of The Sky Financial Group, Inc.;
(ii) exhibit high standards of integrity, commitment and independence of thought and judgment;
(iii) dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties;
(iv) dedicate sufficient time, energy and attention to each subordinate to ensure each employee is being effectively managed and that each employee is being treated equally and given every opportunity for growth, recognition and advancement within the Company; and
(v) comply with every provision of this Code.

Fair Dealing

All Senior Officers (all persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson) of Sky Financial Group and any of its subsidiary and affiliated companies (collectively, the "Company"), must deal fairly with the Company's employees, customers, suppliers and competitors. No Senior Officer may take unfair advantage of the Company's employees, customers, suppliers, or competitors through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Accountability

The Code referred to herein is mandatory and applies to all Senior Officers, who are accountable for compliance with the Code. The employment of any Senior Officer that is shown to have violated the Code will be immediately terminated. Each Senior Officer, when hired as an employee, and on an annual basis each January thereafter is required to sign an affidavit acknowledging the code of conduct and affirming that they have not violated the code; they also must pledge to not violate the code and that they acknowledge full responsibility for their conduct should they be found to have violated the Code.

I ______________________________ (____title____) acknowledge the code of conduct and affirm that I have not violated the code and I pledge to not violate the code and that by acknowledging same I am fully aware of the penalties for my conduct should I be found to have violated the Code.

It is required that this policy and **Code of Business Conduct and Ethics for Senior Officers** be made a part of the Sky Financial Group Employee Handbook and the following statement should be included as guidance to employees in reporting misconduct.

Employees should communicate any suspected violations of this Code promptly to the Regional President, Human Resources Department, Chairman of the Governance and Nominating Committee and the Chairman of the Board. Suspected violations will be investigated by or at the direction of the Board or the Governance and Nominating Committee, and appropriate action will be taken in the event that a violation is confirmed.

Keller Smith

From: Granger Souder
Sent: Thursday, August 12, 2004 3:59 PM
To: Keller Smith
Subject: FW: Fw: Stockholder Proposal

-----Original Message-----
From: Tracey Reeder
Sent: Wednesday, August 11, 2004 3:17 PM
To: Granger Souder
Subject: FW: Fw: Stockholder Proposal

-----Original Message-----
From: Joe Augustine [mailto:joea@zoominternet.net]
Sent: Wednesday, August 11, 2004 11:22 AM
To: Shareholder
Subject: Re: Fw: Stockholder Proposal

Thank you for responding that my emails have been read. As per my initial email of August 2, 2004, the Stockholder Proposal I submitted is intended to be included in the Proxy Statement and to be brought to a shareholder vote for the next Sky Financial Group, Inc., Annual meeting.

If there is something that I have not done correctly that would effect my request being carried out or if it needs submitted by U. S. Mail, please advise me of such immediateely and I will work diligently to correct the deficiency upon notification.

Thank you in advance for your anticipated cooperation regarding this matter.

----- Original Message -----
From: "Shareholder" <shareholder@skyfi.com>
To: "Joe Augustine" <joea@zoominternet.net>
Sent: Wednesday, August 11, 2004 10:55 AM
Subject: Read: Fw: Stockholder Proposal

Your message

To: Shareholder
Subject: Fw: Stockholder Proposal
Sent: Mon, 9 Aug 2004 14:56:21 -0400

was read on Wed, 11 Aug 2004 10:55:47 -0400

Annex B

Keller Smith

From: Keller Smith
Sent: Monday, August 16, 2004 3:06 PM
To: 'joea@zoominternet.net'
Cc: Granger Souder
Subject: Shareholder Proposal

Tracking:

Recipient	Delivery	Read
'joea@zoominternet.net'		
Granger Souder	Delivered: 8/16/2004 3:06 PM	Read: 8/23/2004 7:55 AM
Tracey Reeder	Delivered: 8/16/2004 3:06 PM	Read: 8/17/2004 9:25 AM

Mr. Augustine –

This message is in response to your Shareholder Proposal. We agree with you that maintaining the highest standards of ethics and integrity is of utmost importance to Sky Financial Group, Inc. This is particularly so in today's environment, where certain other businesses have been harmed or destroyed by various corporate scandals. At Sky, we have had an Ethics Policy in place since the formation of Sky Financial Group, Inc. back in 1998, and our predecessors had them in place for some time prior to that.

We expect and demand that employees at all levels of the company conduct themselves in an ethical manner. Consequently, our corporate Ethics Policy applies to our Directors and all Sky employees, not just senior officers. On an annual basis, each Sky Director and each employee is required to read the Ethics Policy, understand it, and sign an acknowledgement to that effect. I have attached the current version of our Ethics Policy for your information.

Our Board's Governance Committee regularly reviews our policies and makes appropriate revisions and updates. As part of this process, the Board adopted a Code of Ethics for Senior Financial Officers earlier this year. This Code of Ethics supplements the standard Ethics Policy, meaning that senior financial officers are subject to both the base Ethics Policy and the additional requirements of the Code of Ethics for Senior Financial Officers. In addition, our corporate Employee Handbook contains many expectations and standards for employee behavior beyond the base Ethics Policy, including such matters as client service, telephone courtesy, dress code, personal finances, non-harassment and absenteeism, among others.

Our Ethics Policy, Code of Ethics for Senior Financial Officers and Employee Handbook each require the individuals governed by them to report any violations that they become aware of. Further, we have implemented a confidential reporting process that allows anyone who becomes aware of a violation to anonymously report it. Reporting is handled through an independent third party, EthicsPoint. Suspected improprieties in the workplace relating to financial accounting, internal accounting controls, or auditing may be reported by Internet or via a toll-free hotline available 24 hours a day. Anyone who violates our Ethics Policy, Code of Ethics or Employee Handbook is subject to disciplinary action, up to and including termination of employment.

We are proud of our corporate emphasis on ethics, and believe that the issues and concerns raised in your Shareholder Proposal are appropriately addressed in our Ethics Policy, Code of Ethics for Senior Financial Officers and Employee Handbook. If you do not agree and desire that your proposal be introduced at our next shareholder meeting, you will need to remedy two eligibility/procedural issues, described in more detail below. Your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this response.

Issue 1 – Eligibility. In order for you to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the meeting. Our shareholder relations department informs me that you were not a registered holder of any SKYF shares at the time you submitted the proposal.

If you were not a registered holder because you hold your shares in street name, you must prove your eligibility to the company by one of two methods. First, you may submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Second, in the alternative, you may prove ownership if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. Based on information available from the SEC's website, it does not appear that you have filed any of these forms.

Issue 2 – Length. A shareholder proposal, including any accompanying supporting statement, may not exceed five hundred (500) words. It appears that yours exceeds this limit.

I would appreciate it if you would copy me on any response. Thank you for your concern for the welfare of Sky Financial Group, Inc.

Very truly yours,

C.J. Keller Smith
Associate Counsel, Sky Financial Group, Inc.
221 S. Church Street, Bowling Green, OH 43402, Internal Zip: SFG-LEG
P: 419-327-6311 F: 419-254-6345 E: keller.smith@skyfi.com

Sky®

Sky Financial Group

Ethics Policy

Statement of Intent

Sky Financial Group, Inc. has developed this Ethics Policy to assure uniform standards of ethical conduct and to protect the reputation and integrity of our Company, our employees and our directors. From its inception, Sky Financial Group, Inc., and its affiliates (the "Company") have accepted the challenge of fostering the highest possible ethical standards in dealings with clients, employees, suppliers, regulators, and the community at large. Committed to honesty, integrity and impartiality, we strive continually to assure the highest standards of ethical conduct and to maintain the trust and confidence of all those with whom we interact.

It is imperative that our employees and directors fully understand and subscribe to this Policy. It is equally imperative that whenever uncertainty exists with regard to the interpretation of this Policy, employees seek counsel from the holding company's General Counsel. Should the General Counsel, employees or directors involved need further counsel or discussion, the issue may be presented to the Chief Executive Officer or the Lead Director of the Board of Directors. At the CEO or Lead Director's discretion, the issue may be presented to the holding company's Board of Directors.

Responsibility for Compliance

All business activities of the company are designed to comply with applicable laws. An equal responsibility for compliance with federal, state and local laws rests with each employee and director of the Company. The Company relies on your good judgment to avoid all activities that you believe involve improper subject matter or improper conduct, or even the appearance of improper conduct.

This Ethics Policy is not a summary of the laws applicable to each Company activity. It is intended only to highlight and emphasize the underlying standards of conduct to which the employees and directors of the Company are expected to subscribe. You should seek the guidance of your supervisor or the Company's General Counsel if any concerns arise.

Ethical Standards

1. <u>Fraud by Employees</u>
   The Company intends to prevent any instances of fraud or misappropriation, or any fiscal irregularities by its employees. These include, but are not limited to, the following:
   a. Any dishonest or fraudulent act;
   b. Forgery or alteration of any document or account belonging to the Company;
   c. Forgery or alteration of a check, bank draft, account statement or any other financial document;
   d. Misappropriation of funds, securities, supplies, or other assets;
   e. Profiteering as a result of insider knowledge of corporate activities;
   f. Disclosing confidential and proprietary information to unauthorized parties; and
   g. Disclosing to other persons securities, acquisition, or strategic activities engaged in or contemplated by the Company.

2. Gifts and Entertainment
   Gifts, favors, entertainment and payments without a legitimate business purpose may have the effect of improperly influencing decision making and may create the appearance of impropriety. Company employees and directors should not seek or accept for themselves or others any gift, favor, entertainment, or payment of services from any individual or entity that conducts or seeks to conduct business with the Company or is competitive with the Company, unless: (a) to do so would be consistent with good business practices;
   (b) all such benefits, taken as a whole, are of nominal value; and (c) public disclosure of the transaction would not embarrass the Company.

   Gifts of money should *never* be accepted. Gifts offered or received with a fair market value greater than $100 or entertainment received with a fair market value in excess of $500 must be pre-approved by a Regional President or a member of the Company's Executive Management Team.

   Bribes or attempted bribes must be reported immediately to the Company's General Counsel. If you have any questions as to whether a gift or entertainment is permissible under this policy, you should consult with the Company's General Counsel.

3. Conflict of Interest
   Company employees and directors should avoid situations where their personal interests could conflict, or reasonably appear to conflict, with the interests of the Company. An example of conflict of interest includes, but is not limited to, any opportunity for personal gain apart from the normal compensation provided by the Company through its normal remuneration policies. In that regard, the following are some guidelines:

   a. Personal Financial Gain and Outside Activities
      Employees and directors should avoid any outside financial interest that may influence their corporate decisions or actions. Such interests might include, among other things, a personal or family interest in an enterprise that has business relations with the Company. This would include any instance where an employee or director has an investment in or participates in the management of a business that provides services or products to or receives services or referrals from the Company.

      However, this restriction does not apply to minimal (less than 1%) holdings of stock of a business entity whose shares are publicly traded, and which may, incidentally, do business with the Company.

      In addition, employees and directors should avoid an investment or participation in another business that competes directly with the Company or has interests that are adverse to those of the Company. However, this restriction does not apply to (less than 1%) holdings of stock of a business entity whose shares are publicly traded, and may compete directly with the Company.

      Finally, employees should avoid outside employment or activities that would have a negative impact on the performance of their job, conflict with their obligation to the Company, or in any way negatively impact the Company's reputation in the community.

      If you feel you may have a conflict of interest due to your investments or outside activities, you should consult with the Company's General Counsel.

      If you have a business opportunity that may conflict with these provisions, you should disclose in writing all material facts of the opportunity, including your personal interest, to the Company's General Counsel.

   b. Use of Company Funds and Assets
      Company assets are to be used solely for the benefit of the Company. Employees and directors are

responsible for assuring that Company assets are used only for valid Company purposes. Company assets are much more than our equipment, inventory, corporate funds, or office supplies. They include concepts, business strategies and plans, business opportunities, financial data, intellectual property rights and other information about our business.

These assets may not be improperly used to provide personal gain for employees or directors. Employees and directors may not transfer any Company assets to other persons or entities, except in the ordinary course of business.

c. Trade Secrets and Confidential Information

It is important for all employees and directors to appropriately safeguard the Company's trade secrets, proprietary and confidential information including non-public client and account information ("Confidential Infor-mation"). Confidential Information includes any information that is not in the public domain and that is useful or helpful to the Company, and/or information that would be useful or helpful to competitors.

Common examples of Confidential Information include: financial data, projected earnings and business unit performance, business expansion information, strategic data, business processes, regulatory examination information, client information, lists of clients, wage and salary data, changes in management or policies of the Company, or plans we may have for improving any of our products.

The Company's guidelines regarding Confidential Information are as follows:

- Confidential Information to which employees and directors may have access should be discussed with others only on a need-to-know basis.
- Disclosure of proprietary information to any outside persons should be done only in conjunction with appropriate trade secret or confidential information disclosure agreements in conjunction with instructions from a senior officer of the Company.
- Employees and directors must be alert to inadvertent disclosures that may arise in either social conversations or in normal business relations with our clients and vendors.
- Client account information and data must be handled in a manner consistent with the Company's Privacy Policy.
- Confidential Information obtained in the course of employment with the Company shall not be used, or given to a third party, for the purposes of trading in the securities of the Company or its clients.
- Employees shall not access information about clients or employees except in the normal course of the employee's job responsibilities.

4. Books and Records

The Company maintains a system of internal controls that it believes provides reasonable assurance that transactions are executed in accordance with management's authorization and properly recorded.

The system is characterized by a control-oriented environment that includes written policies and procedures. All employees are expected to adhere strictly to these policies.

No secret or unrecorded funds or assets may be created or maintained for any purpose. In addition, the making of false or fictitious entries in the books with respect to Company transactions or the disposition of Company assets is prohibited, and no employees may engage in any transaction that requires or contemplates the making of false or fictitious entries.

5. Political Contributions

Employees shall not use Company funds

for contributions of any kind to any political party or committee in the United States or to any candidate for or holder of any office of any government – national, state or local. Employees are free to make voluntary person contributions to political action committees and to candidates and parties of their choice, but may not make such contributions on behalf of the Company.

6. Personal Conduct
The Company's reputation depends, in large measure, on the reputation of its employees for honesty, integrity and financial responsibility. Employees shall not engage in any behavior during employment that may reasonably be deemed inappropriate and reflect negatively on the Company. Employees shall pay in a proper and timely manner all financial obligations. Employees who have been convicted, pleaded guilty or pleaded no contest to a felony or other criminal offense involving dishonesty or breach of trust that has not been annulled or expunged during the employee's term of employment shall notify the Company's General Counsel.

Compliance

Any violation of this Policy may subject the Employee to disciplinary action up to and including termination of employment. Any Employee having knowledge of any violation of this Policy shall promptly report such violation to their supervisor. The Company's General Counsel shall be responsible for all interpretive guidance and shall be authorized to issue written opinions and/or waivers as to the application of this Policy to any specific circumstance. The General Counsel shall make a periodic report to the Risk Management Committee of the Company's Board of Directors as to the compliance with this Policy.

Acknowledgment

On an annual basis, each Employee and Director of the Company will be required to acknowledge in writing their awareness and understanding of this Policy and their agreement to comply with its terms.

Related Policies:

- Employee Handbook
- Stock Trading Policy
- Information Security Policy
- Privacy Policy
- Regulation O Policy

Adopted: May 13, 2002

Sky Financial Group

Sky Financial Group

ETHICS POLICY
Annual Acknowledgement

I understand that under the terms of the Ethics Policy, each director and employee of the Company is required to acknowledge and agree to its terms on an annual basis.

I acknowledge receipt of the Ethics Policy and understand and agree that this Policy is for my use and a source of information about Sky Financial Group and my position with Sky. It is not a contract for employment, express or implied, but sets forth the uniform standards of conduct to protect the reputation and integrity of our Company, our employees and our directors.

The Policy is the property of the Company and I will return it to the Company at the termination of employment.

I further agree that I have read, and understand the Sky Financial Group, Inc. Ethics Policy dated May 13, 2002, and agree to abide by its provisions at all times. I understand that the provisions of the Policy are guidelines that may be changed by the Company at any time without my consent. I am not and have not been aware of any circumstances or activity pertaining to me that would conflict with the Ethics Policy, except as indicated below (If nothing to report, please write "None").

Signature ______________________________

Print Name ______________________________

Print Title ______________________________

Date ______________

CIRCUMSTANCES OR ACTIVITY

____

____

____

____

____

Keller Smith

From: Keller Smith
Sent: Monday, August 16, 2004 4:56 PM
To: 'joea@zoominternet.net'
Cc: Granger Souder
Subject: Shareholder Proposal Addition

Mr. Augustine –

I meant to attach Sky's Code of Ethics for Senior Financial Officers to my earlier message. I have attached it to this message. I apologize for the inconvenience.

Very truly yours,

C.J. Keller Smith
Associate Counsel, Sky Financial Group, Inc.
221 S. Church Street, Bowling Green, OH 43402, Internal Zip: SFG-LEG
P: 419-327-6311 F: 419-254-6345 E: keller.smith@skyfi.com

Sky®

SKY FINANCIAL GROUP, INC.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

The Sky Financial Group Code of Ethics for Senior Financial Officers applies to the Company's senior financial officers, which includes its principal executive officer, principal financial officer, principal accounting officer or controller or other persons performing similar functions. This Code of Ethics is intended to supplement Sky Financial's Code of Conduct.

Standard of Conduct

To the best of their knowledge and ability, the Company's senior financial officers shall:

- Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company or its subsidiaries files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;
- Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations of which the Company is a member;
- Promptly report any violation of this Code of Ethics to the chair of the Audit Committee of the Company's Board of Directors and to the appropriate person(s) identified in the Company's Code of Conduct.

Accountability to the Code of Ethics

Each senior financial officer will be held accountable for adherence to this Code of Ethics and the Code of Conduct. Any violation of this Code of Ethics may result in disciplinary action, up to and including termination of employment and prosecution under the law. The Board of Directors shall have the sole and discretionary authority to approve any deviation or waiver from this Code of Ethics for senior financial officers. Any change in or waiver from and the grounds for such change or waiver of this Code of Ethics shall be promptly disclosed through a filing with the Securities and Exchange Commission on Form 8-K.

Adopted March 17, 2004

Annex C

Keller Smith

From: Joe Augustine [joea@zoominternet.net]
Sent: Friday, August 27, 2004 4:44 PM
To: Granger Souder
Cc: Keller Smith; Tracey Reeder
Subject: Two (2) Stockholder Proposals
Importance: High

August 27, 2004

Mr. Granger Souder, EVP
General Counsel and Corp. Secretary
Sky Financial Group, Inc.

Re: Stockholder proposals

Dear Mr. Souder,

Attached please find a copy of my July 2004 brokerage account statement as verification that I own 802 shares of SKYF stock and that I have owned them for well over a year.

I previously requested specific information as to the mailing address and to whom I should direct my two (2) Stockholder proposals and stock ownership information to so that I would not miss any deadlines but I have yet to receive a response. It is my intention to have the two (2) Stockholder proposals included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

As per Mr. Keller Smith's August 16, 2004 email to me noting that a shareholder proposal may not exceed five hundred (500) words, I have checked the number of words in each proposal and each of the proposals is no more than five hundred (500) words.

If necessary I will contact the SEC for further guidance but I expect I have now satisfied all of the requirements to have my proposals included as I have requested.

I look forward to hearing from you as quickly as possible and I thank you in advance for your immediate attention to this matter.

Sincerely,

Joseph J. Augustine
Shareholder

Cc: Mr. Keller Smith, Associate Counsel, Sky Financial Group
Ms. Tracy L. Reeder, VP/ Shareholder Relations

STOCKHOLDER PROPOSAL

Code of Business Conduct and Ethics for Senior Officers

Introductory Statement

Business Conduct and Ethics is more important than ever. There have been numerous corporate scandals since 2001 that have adversely affected shareholders, company employees and the public in general. There have been Fortune 500 companies; one of which had grown to over 20,000 employees worldwide before the company imploded amid findings of hidden debt, inflated profits and accounting tricks. Another company was investigated in a Philadelphia City corruption scandal and two officers in the companies PA operation were indicted and a lawsuit has been filed in U.S. District Court on behalf of the companies shareholders. Another company was investigated for placing deficient booked assets and liabilities in a subsidiary and affiliated company to avoid the exposure and liabilities on the primary company's balance sheet. And, a number of company's were investigated for discriminating against their employees.

Code of Business Conduct and Ethics for Senior Officers

The Sky Financial Group, Inc. must be committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, the Board of Directors (the "Board") and the Senior Officers of the company must promote ethical behavior, and must adopt the following items into a Code of Business Conduct and Ethics for Senior Officers ("Code").

Every Senior Officer must:

(i) represent the interests of the shareholders of The Sky Financial Group, Inc.;
(ii) exhibit high standards of integrity, commitment and independence of thought and judgment;
(iii) dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties;
(iv) dedicate sufficient time, energy and attention to each subordinate to ensure each employee is being effectively managed and that each employee is being treated equally and given every opportunity for growth, recognition and advancement within the Company; and
(v) comply with every provision of this Code.

Fair Dealing

All Senior Officers (all persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson) of Sky Financial Group and any of its subsidiary and affiliated companies (collectively, the "Company"), must deal fairly with the Company's employees, customers and suppliers. No Senior Officer may take unfair advantage of the Company's employees, customers or suppliers through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Accountability

The Code referred to herein is mandatory and applies to all persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson. The employment of any Senior Officer that is shown to have violated the Code will face immediate disciplinary action, up to and including termination of employment and prosecution under the law. Each Senior Officer, when hired as an employee and on an annual basis each January thereafter is required to sign an affidavit acknowledging the code of conduct and affirm that they have not violated the code; they also must reaffirm their pledge to not violate the code.

STOCKHOLDER PROPOSAL - 2

Code of Business Conduct and Ethics

Statement and Affidavit for Senior Officers

The Sky Financial Group, Inc. is committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, the Board of Directors (the "Board") and the Senior Officers of the company promote ethical behavior, and adopt the following items into a Code of Business Conduct and Ethics Statement to be signed by all Senior Officers.

Every Senior Officer is required to and in turn agrees to:

(i) represent the interests of the shareholders of The Sky Financial Group, Inc.;
(ii) exhibit high standards of integrity, commitment and independence of thought and judgment;
(iii) dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties;
(iv) dedicate sufficient time, energy and attention to each subordinate to ensure each employee is being effectively managed and that each employee is being treated equally and given every opportunity for growth, recognition and advancement within the Company; and
(v) comply with every provision of this Code.

Fair Dealing

All Senior Officers (all persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson) of Sky Financial Group and any of its subsidiary and affiliated companies (collectively, the "Company"), must deal fairly with the Company's employees, customers and suppliers. No Senior Officer may take unfair advantage of the Company's employees, customers or suppliers through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Accountability

The Code referred to herein is mandatory and applies to all Senior Officers. It is acknowledged that each senior officer will be held accountable for adherence to this Code of Ethics and the Code of Conduct. Any violation of this Code of Ethics will result in immediate disciplinary action, up to and including termination of employment and prosecution under the law.

I ____________________________ , ________________, (title) acknowledge the code of conduct and affirm that I have not violated the code and I pledge to not violate the code and that by acknowledging same I am fully aware of the penalties for my conduct should I be found to have violated the Code.

It is required that this **Code of Business Conduct and Ethics Statement for Senior Officers** be made a part of the Sky Financial Group Employee Handbook and the following statement must be included as guidance to employees in reporting misconduct.

Employees should communicate any suspected violations of this Code promptly to the Regional President, Human Resources Department, Chairman of the Governance and Nominating Committee and the Chairman of the Board. Suspected violations will be investigated by or at the direction of the Board or the Governance and Nominating Committee, and appropriate action will be taken in the event that a violation is confirmed.

Annex D

Keller Smith

From: Joe Augustine [joea@zoominternet.net]
Sent: Monday, August 16, 2004 6:35 PM
To: Keller Smith
Cc: Granger Souder
Subject: Re: Shareholder Proposal Addition

Dear Mr. Smith:

Thank you for your recent communication relating to my Shareholder Proposal.

I do wish to have my proposal included in the writings and voted on at the upcoming meeting.

I do hold well over $2,000.00 worth of Sky Financial stock and I have held the shares for well over a year prior to submitting my proposal, but as you suggested, my shares are held in street name.

I do intend to hold my shares in Sky Financial through the date of the meeting.

I will contact my broker to get the information to verify ownership as you noted in your email.

I am not aware of a five hundred (500) word limitation nor am I sure that the limitation is reasonable. As a shareholder, I have supplied a proposal that I intended to be accepted and voted on as it is presented. The proposal is not excessively long or redundant; in order to be presented in the way I intend and implemented appropriately if it receives sufficient votes, it needs to be the length it is and should not be subjected to a five hundred (500) word limitation.

I would appreciate it if you could supply me with written information that indicates a shareholder proposal, including any accompanying statement, may not exceed five hundred (500) words. I have read a good number of shareholder porposals over the years and many of them have been well over
five hundred (500) words. If the limitation is somehow in a written Board policy, I will also consider submitting an additional proposal to increase the number of words allowed in a proposal.

I look forward to receiving the requested information as quickly as possible.

Thank you in advance for your anticipated cooperation.

Sincerely,

Joe Augustine

> ----- Original Message -----
> **From:** Keller Smith
> **To:** joea@zoominternet.net
> **Cc:** Granger Souder
> **Sent:** Monday, August 16, 2004 4:55 PM
> **Subject:** Shareholder Proposal Addition
>
> Mr. Augustine –
>
> I meant to attach Sky's Code of Ethics for Senior Financial Officers to my earlier message. I have attached it to this message. I apologize for the inconvenience.
>
> Very truly yours,
>
> C.J. Keller Smith
> *Associate Counsel, Sky Financial Group, Inc.*

221 S. Church Street, Bowling Green, OH 43402, Internal Zip: SFG-LEG
P: 419-327-6311 F: 419-254-6345 E: keller.smith@skyfi.com

Sky®

Keller Smith

From: Joe Augustine [joea@zoominternet.net]
Sent: Monday, August 23, 2004 4:14 PM
To: Joe Augustine; Keller Smith
Cc: Granger Souder
Subject: Re: Shareholder Proposal Addition

Second request for information.

----- Original Message -----
From: Joe Augustine
To: Keller Smith
Cc: Granger Souder
Sent: Monday, August 16, 2004 6:34 PM
Subject: Re: Shareholder Proposal Addition

Dear Mr. Smith:

Thank you for your recent communication relating to my Shareholder Proposal.

I do wish to have my proposal included in the writings and voted on at the upcoming meeting.

I do hold well over $2,000.00 worth of Sky Financial stock and I have held the shares for well over a year prior to submitting my proposal, but as you suggested, my shares are held in street name.

I do intend to hold my shares in Sky Financial through the date of the meeting.

I will contact my broker to get the information to verify ownership as you noted in your email.

I am not aware of a five hundred (500) word limitation nor am I sure that the limitation is reasonable. As a shareholder, I have supplied a proposal that I intended to be accepted and voted on as it is presented. The proposal is not excessively long or redundant; in order to be presented in the way I intend and implemented appropriately if it receives sufficient votes, it needs to be the length it is and should not be subjected to a five hundred (500) word limitation.

I would appreciate it if you could supply me with written information that indicates a shareholder proposal, including any accompanying statement, may not exceed five hundred (500) words. I have read a good number of shareholder porposals over the years and many of them have been well over
five hundred (500) words. If the limitation is somehow in a written Board policy, I will also consider submitting an additional proposal to increase the number of words allowed in a proposal.

I look forward to receiving the requested information as quickly as possible.

Thank you in advance for your anticipated cooperation.

Sincerely,

Joe Augustine

----- Original Message -----
From: Keller Smith
To: joea@zoominternet.net
Cc: Granger Souder
Sent: Monday, August 16, 2004 4:55 PM
Subject: Shareholder Proposal Addition

Mr. Augustine –

I meant to attach Sky's Code of Ethics for Senior Financial Officers to my earlier message. I have attached it to this message. I apologize for the inconvenience.

Very truly yours,

C.J. Keller Smith
Associate Counsel, Sky Financial Group, Inc.
221 S. Church Street, Bowling Green, OH 43402, Internal Zip: SFG-LEG
P: 419-327-6311 F: 419-254-6345 E: keller.smith@skyfi.com

Sky®

Keller Smith

From: Keller Smith
Sent: Tuesday, August 24, 2004 9:32 AM
To: 'Joe Augustine'
Cc: Granger Souder
Subject: RE: Shareholder Proposal Addition

Mr. Augustine,

The 500 word limitation on shareholder proposals is imposed by the rules of the Securities and Exchange Commission. It is not governed by Sky's organizational documents or corporate policy.

Thanks,
Keller Smith

From: Joe Augustine [mailto:joea@zoominternet.net]
Sent: Monday, August 23, 2004 4:14 PM
To: Joe Augustine; Keller Smith
Cc: Granger Souder
Subject: Re: Shareholder Proposal Addition

Second request for information.

> ----- Original Message -----
> **From:** Joe Augustine
> **To:** Keller Smith
> **Cc:** Granger Souder
> **Sent:** Monday, August 16, 2004 6:34 PM
> **Subject:** Re: Shareholder Proposal Addition
>
> Dear Mr. Smith:
>
> Thank you for your recent communication relating to my Shareholder Proposal.
>
> I do wish to have my proposal included in the writings and voted on at the upcoming meeting.
>
> I do hold well over $2,000.00 worth of Sky Financial stock and I have held the shares for well over a year prior to submitting my proposal, but as you suggested, my shares are held in street name.
>
> I do intend to hold my shares in Sky Financial through the date of the meeting.
>
> I will contact my broker to get the information to verify ownership as you noted in your email.
>
> I am not aware of a five hundred (500) word limitation nor am I sure that the limitation is reasonable. As a shareholder, I have supplied a proposal that I intended to be accepted and voted on as it is presented. The proposal is not excessively long or redundant; in order to be presented in the way I intend and implemented appropriately if it receives sufficient votes, it needs to be the length it is and should not be subjected to a five hundred (500) word limitation.
>
> I would appreciate it if you could supply me with written information that indicates a shareholder proposal, including any accompanying statement, may not exceed five hundred (500) words. I have read a good number of shareholder porposals over the years and many of them have been well over five hundred (500) words. If the limitation is somehow in a written Board policy, I will also consider submitting an additional proposal to increase the number of words allowed in a proposal.
>
> I look forward to receiving the requested information as quickly as possible.

Thank you in advance for your anticipated cooperation.

Sincerely,

Joe Augustine

----- Original Message -----
From: Keller Smith
To: joea@zoominternet.net
Cc: Granger Souder
Sent: Monday, August 16, 2004 4:55 PM
Subject: Shareholder Proposal Addition

Mr. Augustine –

I meant to attach Sky's Code of Ethics for Senior Financial Officers to my earlier message. I have attached it to this message. I apologize for the inconvenience.

Very truly yours,

C.J. Keller Smith
Associate Counsel, Sky Financial Group, Inc.
221 S. Church Street, Bowling Green, OH 43402, Internal Zip: SFG-LEG
P: 419-327-6311 F: 419-254-6345 E: keller.smith@skyfi.com

Sky®

Keller Smith

From: Joe Augustine [joea@zoominternet.net]
Sent: Wednesday, August 25, 2004 5:14 PM
To: Keller Smith
Cc: Granger Souder
Subject: Re: Shareholder Proposal Addition
Importance: High

Mr. Smith,

Thank you for the information.

To clear up any question as to my stock ownership, I own 802 shares of SKYF stock. I own 289 shares as a result of the Sky Financial acquisition of Three Rivers Bank, I own 500 shares that were purchased on July 24, 2002 and I own 13 shares as a result of shares acquired for me by Sky Financial Group for my fifteen (15) year employment anniversary in June 2003.

I would appreciate it if you would please supply me with specific information as to the mailing address and the person I should direct my stock ownership information to along with the two (2) Stockholder proposals that I intend to have included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

Each of the proposals is no more than five hundred (500) words.

If Sky Financial Group will accept the materials by email I would also be willing to submit the information and proposals in that fashion.

I look forward to receiving the requested information as quickly as possible in order to not miss any deadlines that would affect my proposals being brought to a vote as intended.

Thank you in advance for your anticipated cooperation and immediate attention to this matter.

Joe Augustine

> ----- Original Message -----
> **From:** Keller Smith
> **To:** Joe Augustine
> **Cc:** Granger Souder
> **Sent:** Tuesday, August 24, 2004 9:31 AM
> **Subject:** RE: Shareholder Proposal Addition
>
> Mr. Augustine,
>
> The 500 word limitation on shareholder proposals is imposed by the rules of the Securities and Exchange Commission. It is not governed by Sky's organizational documents or corporate policy.
>
> Thanks,
> Keller Smith
>
> ---
>
> **From:** Joe Augustine [mailto:joea@zoominternet.net]
> **Sent:** Monday, August 23, 2004 4:14 PM
> **To:** Joe Augustine; Keller Smith
> **Cc:** Granger Souder
> **Subject:** Re: Shareholder Proposal Addition
>
> Second request for information.

----- Original Message -----
From: Joe Augustine
To: Keller Smith
Cc: Granger Souder
Sent: Monday, August 16, 2004 6:34 PM
Subject: Re: Shareholder Proposal Addition

Dear Mr. Smith:

Thank you for your recent communication relating to my Shareholder Proposal.

I do wish to have my proposal included in the writings and voted on at the upcoming meeting.

I do hold well over $2,000.00 worth of Sky Financial stock and I have held the shares for well over a year prior to submitting my proposal, but as you suggested, my shares are held in street name.

I do intend to hold my shares in Sky Financial through the date of the meeting.

I will contact my broker to get the information to verify ownership as you noted in your email.

I am not aware of a five hundred (500) word limitation nor am I sure that the limitation is reasonable. As a shareholder, I have supplied a proposal that I intended to be accepted and voted on as it is presented. The proposal is not excessively long or redundant; in order to be presented in the way I intend and implemented appropriately if it receives sufficient votes, it needs to be the length it is and should not be subjected to a five hundred (500) word limitation.

I would appreciate it if you could supply me with written information that indicates a shareholder proposal, including any accompanying statement, may not exceed five hundred (500) words. I have read a good number of shareholder porposals over the years and many of them have been well over
five hundred (500) words. If the limitation is somehow in a written Board policy, I will also consider submitting an additional proposal to increase the number of words allowed in a proposal.

I look forward to receiving the requested information as quickly as possible.

Thank you in advance for your anticipated cooperation.

Sincerely,

Joe Augustine

----- Original Message -----
From: Keller Smith
To: joea@zoominternet.net
Cc: Granger Souder
Sent: Monday, August 16, 2004 4:55 PM
Subject: Shareholder Proposal Addition

Mr. Augustine –

I meant to attach Sky's Code of Ethics for Senior Financial Officers to my earlier message. I have attached it to this message. I apologize for the inconvenience.

Very truly yours,

C.J. Keller Smith
Associate Counsel, Sky Financial Group, Inc.
221 S. Church Street, Bowling Green, OH 43402, Internal Zip: SFG-LEG
P: 419-327-6311 F: 419-254-6345 E: keller.smith@skyfi.com

Keller Smith

From: Joe Augustine [joea@zoominternet.net]
Sent: Friday, August 27, 2004 4:50 PM
To: Joe Augustine; Granger Souder
Cc: Keller Smith; Tracey Reeder
Subject: Re: Two (2) Stockholder Proposals
Importance: High

Please see attached regarding my SKYF stock ownership.

Thanks again,

Joseph J. Augustine

----- Original Message -----
From: Joe Augustine
To: Granger Souder
Cc: Keller Smith ; Tracey Reeder
Sent: Friday, August 27, 2004 4:44 PM
Subject: Two (2) Stockholder Proposals

August 27, 2004

Mr. Granger Souder, EVP
General Counsel and Corp. Secretary
Sky Financial Group, Inc.

Re: Stockholder proposals

Dear Mr. Souder,

Attached please find a copy of my July 2004 brokerage account statement as verification that I own 802 shares of SKYF stock and that I have owned them for well over a year.

I previously requested specific information as to the mailing address and to whom I should direct my two (2) Stockholder proposals and stock ownership information to so that I would not miss any deadlines but I have yet to receive a response. It is my intention to have the two (2) Stockholder proposals included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

As per Mr. Keller Smith's August 16, 2004 email to me noting that a shareholder proposal may not exceed five hundred (500) words, I have checked the number of words in each proposal and each of the proposals is no more than five hundred (500) words.

If necessary I will contact the SEC for further guidance but I expect I have now satisfied all of the requirements to have my proposals included as I have requested.

I look forward to hearing from you as quickly as possible and I thank you in advance for your immediate attention to this matter.

Sincerely,

Joseph J. Augustine
Shareholder

Cc: Mr. Keller Smith, Associate Counsel, Sky Financial Group
Ms. Tracy L. Reeder, VP/ Shareholder Relations

HARRISdirect LLC

Harborside Financial Center
501 Plaza II
Jersey City, New Jersey 07311
1.888.678.4355
Member NASD and SIPC

Account Number: [redacted]
Statement Period: 07/01/2004 - 07/31/2004

C00000000000609CSF205DF

JOSEPH J AUGUSTINE
1008 BROAD ST
CONNELLSVILLE PA 15425-6404

HARRISdirect LLC

Harrisdirect LLC
Harborside Financial Center
501 Plaza II
Jersey City, New Jersey 07311
1.888.678.4355
Member NASD and SIPC

Select Client

Brokerage
Account Statement

Statement Period: 07/01/2004 - 07/31/2004

Portfolio Holdings *(continued)*

Quantity	Acquisition Date	Unit Cost	Cost Basis	Market Price	Market Value	Unrealized Gain/Loss	Estimated Annual Income	Estimated Yield
Equities *(continued)*								
Stocks, Rights and Warrants *(continued)*								
SKY FINL GROUP INC COM								
Dividend Option: Cash								
802.00 of these shares are in your margin account								
Security Identifier: SKYF								
180.200	09/18/01	[redacted]	[redacted]	23.3500	4,207.67	[redacted]	151.37	3.59%
108.800	09/18/01	[redacted]	[redacted]	23.3500	2,540.48	[redacted]	91.39	3.59%
500.000	07/24/02	[redacted]	[redacted]	23.3500	11,675.00	[redacted]	420.00	3.59%
13.000	03/08/04	[redacted]	[redacted]	23.3500	303.55	[redacted]	10.92	3.59%
802.000	**Total**		[redacted]		**$18,726.70**	[redacted]	**$673.68**	

Keller Smith

From: Joe Augustine [joea@zoominternet.net]
Sent: Wednesday, September 22, 2004 10:15 AM
To: Joe Augustine; Granger Souder
Cc: Keller Smith; Tracey Reeder
Subject: Re: Two (2) Stockholder Proposals

Dear Mr. Souder:

Although I submitted my proposals on August 27, 2004, I have yet to receive a confirmation from you that the proposals will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

I have met all of the requirements as they were expressed to me by Mr. Smith in his August 16, 2004 email.

I would appreciate it if you would afford me the courtesy of an acknowledgement that the Two (2) Stockholder Proposals I submitted will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

Joseph J. Augustine

- ---- Original Message -----
From: Joe Augustine
To: Joe Augustine ; Granger Souder
Cc: Keller Smith ; Tracey Reeder
Sent: Friday, August 27, 2004 4:50 PM
Subject: Re: Two (2) Stockholder Proposals

Please see attached regarding my SKYF stock ownership.

Thanks again,

Joseph J. Augustine

----- Original Message -----
From: Joe Augustine
To: Granger Souder
Cc: Keller Smith ; Tracey Reeder
Sent: Friday, August 27, 2004 4:44 PM
Subject: Two (2) Stockholder Proposals

August 27, 2004

Mr. Granger Souder, EVP
General Counsel and Corp. Secretary
Sky Financial Group, Inc.

Re: Stockholder proposals

Dear Mr. Souder,

Attached please find a copy of my July 2004 brokerage account statement as verification that I own 802 shares of SKYF stock and that I have owned them for well over a year.

I previously requested specific information as to the mailing address and to whom I should direct my two (2)

Stockholder proposals and stock ownership information to so that I would not miss any deadlines but I have yet to receive a response. It is my intention to have the two (2) Stockholder proposals included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

As per Mr. Keller Smith's August 16, 2004 email to me noting that a shareholder proposal may not exceed five hundred (500) words, I have checked the number of words in each proposal and each of the proposals is no more than five hundred (500) words.

If necessary I will contact the SEC for further guidance but I expect I have now satisfied all of the requirements to have my proposals included as I have requested.

I look forward to hearing from you as quickly as possible and I thank you in advance for your immediate attention to this matter.

Sincerely,

Joseph J. Augustine
Shareholder

Cc: Mr. Keller Smith, Associate Counsel, Sky Financial Group
Ms. Tracy L. Reeder, VP/ Shareholder Relations

Keller Smith

From: Granger Souder
Sent: Wednesday, October 06, 2004 8:00 AM
To: 'Joe Augustine'
Cc: Keller Smith
Subject: RE: Two (2) Stockholder Proposals

Mr. Augustine,
As Keller Smith has indicated, we are continuing our review of your two shareholder proposals and will respond to you when that review is complete.
Thank you,
W. Granger Souder, Jr.

-----Original Message-----
From: Joe Augustine [mailto:joea@zoominternet.net]
Sent: Wednesday, September 22, 2004 10:15 AM
To: Joe Augustine; Granger Souder
Cc: Keller Smith; Tracey Reeder
Subject: Re: Two (2) Stockholder Proposals

Dear Mr. Souder:

Although I submitted my proposals on August 27, 2004, I have yet to receive a confirmation from you that the proposals will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

I have met all of the requirements as they were expressed to me by Mr. Smith in his August 16, 2004 email.

I would appreciate it if you would afford me the courtesy of an acknowledgement that the Two (2) Stockholder Proposals I submitted will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

Joseph J. Augustine

----- Original Message -----
From: Joe Augustine
To: Joe Augustine ; Granger Souder
Cc: Keller Smith ; Tracey Reeder
Sent: Friday, August 27, 2004 4:50 PM
Subject: Re: Two (2) Stockholder Proposals

Please see attached regarding my SKYF stock ownership.

Thanks again,

Joseph J. Augustine

----- Original Message -----
From: Joe Augustine
To: Granger Souder
Cc: Keller Smith ; Tracey Reeder
Sent: Friday, August 27, 2004 4:44 PM
Subject: Two (2) Stockholder Proposals

August 27, 2004

Mr. Granger Souder, EVP
General Counsel and Corp. Secretary
Sky Financial Group, Inc.

Re: Stockholder proposals

Dear Mr. Souder,

Attached please find a copy of my July 2004 brokerage account statement as verification that I own 802 shares of SKYF stock and that I have owned them for well over a year.

I previously requested specific information as to the mailing address and to whom I should direct my two (2) Stockholder proposals and stock ownership information to so that I would not miss any deadlines but I have yet to receive a response. It is my intention to have the two (2) Stockholder proposals included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

As per Mr. Keller Smith's August 16, 2004 email to me noting that a shareholder proposal may not exceed five hundred (500) words, I have checked the number of words in each proposal and each of the proposals is no more than five hundred (500) words.

If necessary I will contact the SEC for further guidance but I expect I have now satisfied all of the requirements to have my proposals included as I have requested.

I look forward to hearing from you as quickly as possible and I thank you in advance for your immediate attention to this matter.

Sincerely,

Joseph J. Augustine
Shareholder

Cc: Mr. Keller Smith, Associate Counsel, Sky Financial Group
Ms. Tracy L. Reeder, VP/ Shareholder Relations

Keller Smith

From: Joe Augustine [joea@zoominternet.net]
Sent: Wednesday, October 06, 2004 7:09 PM
To: Granger Souder
Cc: Keller Smith
Subject: Re: Two (2) Stockholder Proposals

Mr. Souder,

I am not quite sure what it is that needs to be reviewed or why the review process you refer to should take such a long period of time. I have complied with everything I was told was necessary and required by Sky Financial Group and the proposals were submitted within the deadline.

I would appreciate an explanation of what needs reviewed and where you are in the process. Any failure on Sky Financial Groups part to act in an expeditious fashion in communicating with me regarding any outstanding issues that you have failed to share with me as an attempt to circumvent my proposals from being voted on, would clearly be in bad faith.

I have met the requirements as have been supplied by Sky Financial Group and look forward to being notified very soon that my proposals will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time .

Joe Augustine

> - ---- Original Message -----
> **From:** Granger Souder
> **To:** Joe Augustine
> **Cc:** Keller Smith
> **Sent:** Wednesday, October 06, 2004 8:00 AM
> **Subject:** RE: Two (2) Stockholder Proposals
>
> Mr. Augustine,
> As Keller Smith has indicated, we are continuing our review of your two shareholder proposals and will respond to you when that review is complete.
> Thank you,
> W. Granger Souder, Jr.
>
> -----Original Message-----
> **From:** Joe Augustine [mailto:joea@zoominternet.net]
> **Sent:** Wednesday, September 22, 2004 10:15 AM
> **To:** Joe Augustine; Granger Souder
> **Cc:** Keller Smith; Tracey Reeder
> **Subject:** Re: Two (2) Stockholder Proposals
>
> Dear Mr. Souder:
>
> Although I submitted my proposals on August 27, 2004, I have yet to receive a confirmation from you that the proposals will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.
>
> I have met all of the requirements as they were expressed to me by Mr. Smith in his August 16, 2004 email.
>
> I would appreciate it if you would afford me the courtesy of an acknowledgement that the Two (2) Stockholder Proposals I submitted will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

Joseph J. Augustine

----- Original Message -----
From: Joe Augustine
To: Joe Augustine ; Granger Souder
Cc: Keller Smith ; Tracey Reeder
Sent: Friday, August 27, 2004 4:50 PM
Subject: Re: Two (2) Stockholder Proposals

Please see attached regarding my SKYF stock ownership.

Thanks again,

Joseph J. Augustine

----- Original Message -----
From: Joe Augustine
To: Granger Souder
Cc: Keller Smith ; Tracey Reeder
Sent: Friday, August 27, 2004 4:44 PM
Subject: Two (2) Stockholder Proposals

August 27, 2004

Mr. Granger Souder, EVP
General Counsel and Corp. Secretary
Sky Financial Group, Inc.

Re: Stockholder proposals

Dear Mr. Souder,

Attached please find a copy of my July 2004 brokerage account statement as verification that I own 802 shares of SKYF stock and that I have owned them for well over a year.

I previously requested specific information as to the mailing address and to whom I should direct my two (2) Stockholder proposals and stock ownership information to so that I would not miss any deadlines but I have yet to receive a response. It is my intention to have the two (2) Stockholder proposals included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

As per Mr. Keller Smith's August 16, 2004 email to me noting that a shareholder proposal may not exceed five hundred (500) words, I have checked the number of words in each proposal and each of the proposals is no more than five hundred (500) words.

If necessary I will contact the SEC for further guidance but I expect I have now satisfied all of the requirements to have my proposals included as I have requested.

I look forward to hearing from you as quickly as possible and I thank you in advance for your immediate attention to this matter.

Sincerely,

Joseph J. Augustine
Shareholder

Cc: Mr. Keller Smith, Associate Counsel, Sky Financial Group
Ms. Tracy L. Reeder, VP/ Shareholder Relations

November 23, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted to Sky Financial Group

Dear Ladies and Gentlemen:

Please accept this communication as a response in opposition to Sky Financial Groups November 17, 2004 request that they be permitted to exclude the Shareholder Proposals I have submitted for inclusion in the company's 2005 definitive proxy solicitation materials relating to its 2005 annual meeting of shareholders.

My initial contact with Sky Financial Group regarding my interest in submitting a Shareholder Proposal took place prior to August 2, 2004. I contacted the company's shareholder relations area and requested information on the proper procedures required to submit a shareholder proposal well before August 2, 2004. Sky Financial Group was very slow to even acknowledge my initial e-mail request for information and they did not afford me the information requested.

Although I had yet to receive any information, I submitted my initial Proposal on August 2, 2004. Sky Financial Group advised me of the deficiencies in my proposal by e-mail on August 24, 2004, I adjusted the initial proposal in to two separate but inter-related proposals of less than 500 words because the actual proposal, now (Shareholder Proposal 1) requires the company to utilize a document (Shareholder Proposal 2) as the Code of Conduct Statement and Affidavit signature document in order for the policy to be properly implemented. If it would be more appropriate and permissible for Proposal 2 to be considered as a support document attachment to Proposal 1 rather than as a stand alone Proposal, I would be more than willing to modify and resubmit the material in a fashion that is acceptable to the SEC Division of Corporate Finance.

Sky Financial Group contends that I did not supply adequate stock ownership information.

I have supplied Sky Financial Group with a brokerage account statement listing specific information regarding my holdings in Sky Financial Group that displayed the number of shares I hold, the dates they were acquired and that they were still owned by me as of the end of that statement period which was after my contact to Sky Financial Group.

I also supplied Sky Financial Group with a statement that I intend to continue to hold the said shares. If this statement is not adequate, I will attempt to have a statement supplied on my brokers letterhead to further verify my holdings if this would be a condition of the Division of Corporate Finance recommending enforcement action on my Proposals as submitted and or to allow me to amend the submission as one (1) Shareholder Proposal with a document attachment so that the policy could be properly implemented in the event the Proposal receives sufficient votes to pass.

I, on more than one occasion, sent Sky Financial Group an e-mail requesting specific information relating to my Proposal (s) and also requested the mailing address and to whom I should direct my two (2) Stockholder proposals and stock ownership information to so that I would not miss any deadlines. I did not receive a response to my request, I did not receive a notification that any deficiencies existed or notification that there is a one proposal per shareholder limit.

I have acted in good faith in each of my attempted contacts with Sky Financial Group and I have diligently and adequately corrected all suggested eligibility and procedural deficiencies relating to my Proposal (s) in a timely fashion based on information supplied to me by Sky Financial Group.

I made at least two requests for information regarding the status of the proposals I submitted to Sky Financial Group but their only response was an e-mail on October 6, 2004 stating that they were continuing their review of the two shareholder proposals and would respond to me when that review is complete. On September 28, 2004 I contacted your agency for guidance and I also submitted a complaint regarding the conduct of Sky Financial Group, File # HO1022533.

Sky Financial Group does not have a policy in place that substantially duplicates my Proposal. The existing Senior Officer Code of Conduct/Ethics policy is a mere skeleton of the policy that would be implemented by the passing of my proposal. Sky Financial Group's existing Senior Officer Code of Conduct/Ethics policy addresses only a few selected most senior administrative officers of the holding company and it does not adequately protect shareholders, employees, customers or the general public in the event any indiscretions or inappropriate conduct be carried out by one of the many senior officers or any group of senior officers of Sky Financial Group or one of its subsidiaries or affiliates. My Proposal, if put into Policy would be in addition to Sky Financial Group's existing policies.

It is respectfully requested that the staff confirm that it will recommend enforcement action to the Commission if Sky Financial Group elects to exclude the Proposal (s) I have submitted to be included in the Sky Financial Group 2005 Proxy Materials.

In the event that the staff should find that there may be a procedural and or eligibility defect in the material submitted, I respectfully request that the staff afford me the direction and an additional period of time to adequately cure any defects that may exist under Rule 14a-8 since Sky Financial Group failed to afford me a response to my requests for information or an adequate opportunity to correct any contended deficiencies prior to their filing with the SEC to have my Proposal (s) excluded from the Company's 2005 Proxy Materials.

I look forward to hearing from you at your earliest opportunity and I thank you in advance for your anticipated cooperation regarding this matter.

Sincerely,

Joseph J. Augustine

Cc: Mr. Granger Souder, EVP
General Counsel and Corp. Secretary
Sky Financial Group, Inc.
Mr. Keller Smith, Associate Counsel,
Sky Financial Group, Inc.

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

JP237368
323923-605001

(216) 586-7264
lgganske@jonesday.com

December 7, 2004

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposals Submitted to Sky Financial Group, Inc. by Joseph J. Augustine

Dear Ladies and Gentlemen:

On behalf of Sky Financial Group, Inc. (the "***Company***"), we hereby respond to the letter dated November 23, 2004 from Joseph J. Augustine (the "***Proponent***") to the Securities and Exchange Commission (the "***Commission***") relating to the shareholder proposals and supporting statements submitted by the Proponent for inclusion in the Company's proxy solicitation materials relating to its 2005 annual meeting of shareholders.

In his November 23, 2004 letter, the Proponent makes a number of assertions that the Company believes are factually incorrect or otherwise without merit. For example, the Proponent asserts that the Company's responses to the Proponent have not been timely, and that the Company did not advise him of the deficiencies in his initial proposal until August 24, 2004. In fact, the Company's initial response to the Proponent was sent on August 16, 2004 and was timely, as it was sent by the Company to the Proponent within the 14-calendar day period set forth in Rule 14a-8(f). Further, the Company's November 17, 2004 no-action letter request was sent to the Commission well in advance of the deadline set forth in Rule 14a-8(j). The Company has been responsive to the Proponent, and carefully considered the Proponent's proposals before submitting its no-action letter request to the Commission.

Further, we note that the Proponent's failure to adequately remedy the procedural and eligibility deficiencies relating to his proposals has continued. As noted in the Company's November 17, 2004 no-action letter request, the Proponent attempted to cure the improper length of his original proposal by dividing it into two separate proposals, which caused the proposals to violate Rule 14a-8(c). Notably, the Proponent has still not adequately remedied the deficient format of the proposals, nor does he propose to do so in his November 23, 2004 letter to the Commission. Instead, the Proponent proposes in that letter to resubmit his second proposal "as a support document attachment to Proposal 1 rather than as a stand alone Proposal." If the proposals are resubmitted as one document, they will again violate the 500-word limit for shareholder proposals and supporting statements contained in Rule 14a-8(d).

We note that the Proponent has also continued to fail to prove his eligibility to submit a shareholder proposal to the Company; the Proponent's November 23rd correspondence provides no additional evidence of his ownership of Company shares as of August 2, 2004.

Moreover, in his November 23rd correspondence, the Proponent failed to raise any colorable defense to the Company's assertions that it may properly exclude the proposals on substantive grounds under Rule 14a-8(i). The sole paragraph in the Proponent's November 23rd letter that addresses whether the Company has substantially implemented the proposals is limited to a brief discussion of the Company's Code of Ethics for Senior Financial Officers, and fails to address the other ethics policies the Company has in place. Further, the Proponent's November 23rd correspondence fails to raise any defense at all to the Company's assertion that the proposals relate to the Company's ordinary business operations.

The Company continues to believe that it has valid bases to exclude the proposals from its 2005 proxy materials on substantive grounds under Rules 14a-8(i)(7) and (10) and for failure to remedy procedural and eligibility defects under Rule 14a-8(f). Accordingly, the Company respectfully renews its request that the staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the proposals from the Company's 2005 proxy materials.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (216) 586-7264.

Sincerely,

Lyle G. Ganske

cc: W. Granger Souder, Esq., Executive Vice President and General Counsel,
Sky Financial Group, Inc.
C.J. Keller Smith, Esq., Associate Counsel,
Sky Financial Group, Inc.

Mr. Joseph J. Augustine
1008 Broad Street
Connellsville, Pennsylvania 15425

December 10, 2004

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposals Submitted to Sky Financial Group

Dear Ladies and Gentlemen:

Please accept this communication as a response to Sky Financial Groups December 7, 2004 letter to the Securities and Exchange Commission wherein they responded to my letter dated November 23, 2004. My letter requested that they not be permitted to exclude the Shareholder Proposal(s) I had previously submitted for inclusion in the company's 2005 definitive proxy solicitation materials relating to its 2005 annual meeting of shareholders.

In my November 23, 2004 letter to the Commission, I expressed that my initial contact with Sky Financial Group regarding my interest in submitting a Shareholder Proposal took place prior to August 2, 2004. I contacted the company's shareholder relations area and requested information on the proper procedures required to submit a shareholder proposal well before August 2, 2004. Sky Financial Group was very slow to even acknowledge my initial e-mail request for information and they did not afford me the information requested. Although I had yet to receive any information, I submitted my initial Proposal on August 2, 2004.

A review of my information indicates that Sky Financial Group did advise me of the deficiencies in my August 2, 2004 proposal by e-mail on August 16, 2004. Based on the information received from Sky (copy attached), I adjusted the initial proposal in to two separate but inter-related proposals of less than 500 words.

My Proposal(s) as previously presented, (Shareholder Proposal 1) requires the company to utilize a document (Shareholder Proposal 2) as the Code of Conduct Statement and Affidavit signature document in order for the policy to be properly implemented.

In my November 23, 2004 letter to the Commission, I suggested that if it would be more appropriate and permissible for Proposal 2 to be considered as a support document attachment to Proposal 1 rather than as a stand alone Proposal, I would be more than willing to modify and resubmit the material in a fashion that would be acceptable to the SEC Division of Corporate Finance.

Sky Financial Group's December 7, 2004 ignored my above noted willingness to modify and resubmit the material in a fashion that would be acceptable to the SEC Division of Corporate Finance. Instead, Sky contends that I did not adequately remedy the procedural and eligibility deficiencies relating to my proposals.

Based on the unjustified argument raised by Sky Financial Group in their December 7, 2004 letter to the Securities and Exchange Commission Division of Corporate Finance, I am inclosing for submission two (2) separate Proposals for consideration in an effort to comply and remedy the procedural and eligibility deficiencies that Sky suggests exists relating to my proposals. I am hopeful that you will determine that the first proposal adequately complies with Rule 14a-8(d).

The first Proposal in itself does not exceed 500 words but it does require the inclusion of a Code of Business Conduct and Ethics Statement and Affidavit document to accompany the Proposal that would become the signature document for the policy to be properly implemented.

The second Proposal does not exceed 500 words and although this proposal does not afford shareholders the amount of information intended, it does incorporate the inclusion of a Code of Business Conduct and Ethics Statement and Affidavit to be signed by ALL Senior Officers and to be included as a part of the employee hand book.

In the event the SEC Division of Corporate Finance is of the opinion that the first Proposal as submitted herein does not comply with the Rule 14a-8(d), I request that the second Proposal submitted herein be accepted and confirmed as meeting the conditions necessary under Rule 14a-8(d).

Sky Financial Group also continues their contention that I did not supply adequate stock ownership information. As I expressed in my November 23, 2004 letter to the Commission, I previously supplied Sky Financial Group with a copy of my actual brokerage account statement that listed specific information regarding my holdings in Sky Financial Group. The statement page displays the number of shares I hold; the dates they were acquired and those still owned by me.

In my November 23, 2004 letter to the Commission I indicated that I would attempt to have a statement supplied by my broker, on my broker's letterhead to further verify my holdings if this would be a condition of the Division of Corporate Finance recommending enforcement.

Based on the continued unjustified argument raised by Sky Financial Group in their December 7, 2004 letter to the Securities and Exchange Commission, I am, in an attempt to eliminate any question on the part of the Commission, enclosing for submission a letter that I have been able to secure from my broker in order to further substantiate my holdings and the time length of ownership.

In regard to my continued share ownership, I have already supplied Sky Financial Group with a statement that I intend to continue to hold the said shares.

I have diligently and adequately corrected all suggested eligibility and procedural deficiencies relating to my Proposal (s) in a timely fashion based on information supplied to me by Sky Financial Group.

In my November 23, 2004 letter to the Securities and Exchange Commission Division of Corporate Finance, I noted the problems and delays I had endured regarding the Proposals I had submitted to Sky Financial; I also noted that I had communicated with your agency for guidance on September 28, 2004 and I also submitted a complaint regarding the conduct of Sky Financial Group, File # HO1022533.

Neither of the Proposals I have submitted relate to the Company's ordinary business operations. Instead, my Proposal if implemented in to Policy would serve to place additional accountability on a larger group of corporate decision makers whose actions can have a material adverse effect on shareholders, company employees, customers and the public in general.

Sky Financial Group does not have a policy in place that substantially duplicates my Proposal. The existing Senior Officer Code of Conduct/Ethics policy is a mere skeleton of the policy that would be implemented by the passing of my proposal. Sky Financial Group's existing Senior Officer Code of Conduct/Ethics policy addresses only a few selected most senior administrative officers of the holding company.

Sky Financial Group's existing policy does not adequately protect shareholders, employees, customers or the general public in the event any indiscretions or inappropriate conduct would be carried out by one of the many senior officers or any group of senior officers of Sky Financial Group or one of its subsidiaries or affiliates. My Proposal, if put into Policy would be in addition to Sky Financial Group's existing policies.

Sky Financial Group has failed to substantiate any valid bases to exclude either of my Proposals as currently submitted from its 2005 proxy materials. Accordingly, it is respectfully requested that the staff confirm that it will recommend enforcement action to the Commission if Sky Financial Group fails to include one or the other of the Proposals I have submitted herein to be included in the Sky Financial Group 2005 Proxy Materials.

In the event that the staff should find that there may be a procedural and or eligibility defect in either of the Proposals or additional material submitted, I respectfully request that the staff afford me the direction and an additional period of time to adequately cure any defects that may exist under Rule 14a-8.

I look forward to hearing from you at your earliest opportunity and I thank you in advance for your anticipated cooperation regarding this matter.

Sincerely,

Joseph J. Augustine

Cc: Mr. Granger Souder, EVP
General Counsel and Corp. Secretary
Sky Financial Group, Inc.
Mr. Keller Smith, Associate Counsel,
Sky Financial Group, Inc.

Joe Augustine

From: "Keller Smith" <keller.smith@skyfi.com>
To: <joea@zoominternet.net>
Cc: "Granger Souder" <granger.souder@skyfi.com>
Sent: Monday, August 16, 2004 2:05 PM
Attach: SFG Ethics Policy.pdf
Subject: Shareholder Proposal

Mr. Augustine –

This message is in response to your Shareholder Proposal. We agree with you that maintaining the highest standards of ethics and integrity is of utmost importance to Sky Financial Group, Inc. This is particularly so in today's environment, where certain other businesses have been harmed or destroyed by various corporate scandals. At Sky, we have had an Ethics Policy in place since the formation of Sky Financial Group, Inc. back in 1998, and our predecessors had them in place for some time prior to that.

We expect and demand that employees at all levels of the company conduct themselves in an ethical manner. Consequently, our corporate Ethics Policy applies to our Directors and all Sky employees, not just senior officers. On an annual basis, each Sky Director and each employee is required to read the Ethics Policy, understand it, and sign an acknowledgement to that effect. I have attached the current version of our Ethics Policy for your information.

Our Board's Governance Committee regularly reviews our policies and makes appropriate revisions and updates. As part of this process, the Board adopted a Code of Ethics for Senior Financial Officers earlier this year. This Code of Ethics supplements the standard Ethics Policy, meaning that senior financial officers are subject to both the base Ethics Policy and the additional requirements of the Code of Ethics for Senior Financial Officers. In addition, our corporate Employee Handbook contains many expectations and standards for employee behavior beyond the base Ethics Policy, including such matters as client service, telephone courtesy, dress code, personal finances, non-harassment and absenteeism, among others.

Our Ethics Policy, Code of Ethics for Senior Financial Officers and Employee Handbook each require the individuals governed by them to report any violations that they become aware of. Further, we have implemented a confidential reporting process that allows anyone who becomes aware of a violation to anonymously report it. Reporting is handled through an independent third party, EthicsPoint. Suspected improprieties in the workplace relating to financial accounting, internal accounting controls, or auditing may be reported by Internet or via a toll-free hotline available 24 hours a day. Anyone who violates our Ethics Policy, Code of Ethics or Employee Handbook is subject to disciplinary action, up to and including termination of employment.

We are proud of our corporate emphasis on ethics, and believe that the issues and concerns raised in your Shareholder Proposal are appropriately addressed in our Ethics Policy, Code of Ethics for Senior Financial Officers and Employee Handbook. If you do not agree and desire that your proposal be introduced at our next shareholder meeting, you will need to remedy two eligibility/procedural issues, described in more detail below. Your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this response.

Issue 1 – Eligibility. In order for you to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submit the proposal, and you must continue to hold those securities through the date of the meeting. Our shareholder relations department informs me that you were not a registered holder of any SKYF shares at the time you submitted the proposal.

If you were not a registered holder because you hold your shares in street name, you must prove your eligibility to the company by one of two methods. First, you may submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Second, in the alternative, you may prove ownership if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. Based on information available from the SEC's website, it does not appear that you have filed any of these forms.

Issue 2 – Length. A shareholder proposal, including any accompanying supporting statement, may not exceed five hundred (500) words. It appears that yours exceeds this limit.

I would appreciate it if you would copy me on any response. Thank you for your concern for the welfare of Sky Financial Group, Inc.

Very truly yours,

Associate Counsel, Sky Financial Group, Inc.

October 6, 2004

Mr. Souder,

I am not quite sure what it is that needs to be reviewed or why the review process you refer to should take such a long period of time. I have complied with everything I was told was necessary and required by Sky Financial Group and the proposals were submitted within the deadline.

I would appreciate an explanation of what needs reviewed and where you are in the process. Any failure on Sky Financial Groups part to act in an expeditious fashion in communicating with me regarding any outstanding issues that you have failed to share with me as an attempt to circumvent my proposals from being voted on, would clearly be in bad faith.

I have met the requirements as have been supplied by Sky Financial Group and look forward to being notified very soon that my proposals will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time .

Joe Augustine

----- Original Message -----
From:
To:
Cc:
Sent: Wednesday, October 06, 2004 8:00 AM
Subject: RE: Two (2) Stockholder Proposals

Mr. Augustine,
As Keller Smith has indicated, we are continuing our review of your two shareholder proposals and will respond to you when that review is complete.
Thank you,
W. Granger Souder, Jr.

-----Original Message-----
From: Joe Augustine [mailto:joea@zoominternet.net]
Sent: Wednesday, September 22, 2004 10:15 AM
To: Joe Augustine; Granger Souder
Cc: Keller Smith; Tracey Reeder
Subject: Re: Two (2) Stockholder Proposals

Dear Mr. Souder:

Although I submitted my proposals on August 27, 2004, I have yet to receive a confirmation from you that the proposals will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

I have met all of the requirements as they were expressed to me by Mr. Smith in his August 16, 2004 email.

I would appreciate it if you would afford me the courtesy of an acknowledgement that the Two (2) Stockholder Proposals I submitted will be included in the notice of the annual meeting of stockholders in order for them to be voted on at that time.

Joseph J. Augustine

STOCKHOLDER PROPOSAL

Code of Business Conduct and Ethics for Senior Officers

Introductory Statement

Business Conduct and Ethics is more important than ever. There have been numerous corporate scandals since 2001 that have adversely affected shareholders, company employees and the public in general. There have been Fortune 500 companies; one of which had grown to over 20,000 employees worldwide before it imploded amid findings of hidden debt, inflated profits and accounting tricks. Another company was investigated in a Philadelphia City corruption scandal and two officers in the companies PA operation were indicted and a lawsuit was filed in U.S. District Court on behalf of the companies shareholders. Another company was investigated for placing deficient booked assets and liabilities in a subsidiary and affiliated company to avoid the exposure and liabilities on the primary company's balance sheet. And, a number of company's were investigated for discriminating against their employees.

Code of Business Conduct and Ethics for Senior Officers

The Sky Financial Group, Inc. must be committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, the Board of Directors (the "Board") and the Senior Officers of the company must promote ethical behavior, and must adopt the following items into a Code of Business Conduct and Ethics Statement and Affidavit for Senior Officers ("Code").

Every Senior Officer must:

(i) represent the interests of the shareholders of The Sky Financial Group, Inc.;
(ii) exhibit high standards of integrity, commitment and independence of thought and judgment;
(iii) dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties;
(iv) dedicate sufficient time, energy and attention to each subordinate to ensure each employee is being effectively managed and that each employee is being treated equally and given every opportunity for growth, recognition and advancement within the Company; and
(v) comply with every provision of this Code.

Fair Dealing

All Senior Officers (all persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson) of Sky Financial Group and any of its subsidiary and affiliated companies (collectively, the "Company"), must deal fairly with the Company's employees, customers and suppliers. No Senior Officer may take unfair advantage of the Company's employees, customers or suppliers through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Accountability

The Code referred to herein is mandatory and applies to all persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson. The employment of any Senior Officer that is shown to have violated the Code will face immediate disciplinary action, up to and including termination of employment and prosecution under the law. Each Senior Officer, when hired as an employee and on an annual basis each January thereafter is required to sign attached affidavit acknowledging the code of conduct and affirm that they have not violated the code; they also must reaffirm their pledge to not violate the code.

Sky Financial Group and Subsidiaries

Code of Business Conduct and Ethics Statement

And

Affidavit for Senior Officers

The Sky Financial Group, Inc. is committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, the Board of Directors (the "Board") and the Senior Officers of the company promote ethical behavior, and adopt the following items into a Code of Business Conduct and Ethics Statement to be signed by all Senior Officers.

Every Senior Officer is required to and in turn agrees to:

(i) represent the interests of the shareholders of The Sky Financial Group, Inc.;
(ii) exhibit high standards of integrity, commitment and independence of thought and judgment;
(iii) dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties;
(iv) dedicate sufficient time, energy and attention to each subordinate to ensure each employee is being effectively managed and that each employee is being treated equally and given every opportunity for growth, recognition and advancement within the Company; and
(v) comply with every provision of this Code.

Fair Dealing

All Senior Officers (all persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson) of Sky Financial Group and any of its subsidiary and affiliated companies (collectively, the "Company"), must deal fairly with the Company's employees, customers and suppliers. No Senior Officer may take unfair advantage of the Company's employees, customers or suppliers through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Accountability

The Code referred to herein is mandatory and applies to all Senior Officers. It is acknowledged that each senior officer will be held accountable for adherence to this Code of Ethics and the Code of Conduct. Any violation of this Code of Ethics will result in immediate disciplinary action, up to and including termination of employment and prosecution under the law.

I ____________________________ , ________________, (title) acknowledge the code of conduct and affirm that I have not violated the code and I pledge to not violate the code and that by acknowledging same I am fully aware of the penalties for my conduct should I be found to have violated the Code.

It is required that this **Code of Business Conduct and Ethics Statement for Senior Officers** be a part of the Sky Financial Group Employee Handbook and the following statement is included as guidance to employees in reporting misconduct.

Employees should communicate any suspected violations of this Code promptly to the Regional President, Human Resources Department, Chairman of the Governance and Nominating Committee and the Chairman of the Board. Suspected violations will be investigated by or at the direction of the Board or the Governance and Nominating Committee, and appropriate action will be taken in the event that a violation is confirmed.

STOCKHOLDER PROPOSAL

Code of Business Conduct and Ethics for Senior Officers - Introductory Statement

Business Conduct and Ethics is more important than ever. Numerous corporate scandals have and continue to adversely affected shareholders, company employees and the public in general. Companies have imploded amid findings of hidden debt, inflated profits and accounting tricks. And, a number of companies are continually being investigated for discriminating against their employees.

Sky Financial Group and Subsidiaries

Code of Business Conduct and Ethics Statement And Affidavit for Senior Officers

The Sky Financial Group, Inc. is committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, the Board of Directors (the "Board") and the Senior Officers of the company promote ethical behavior, and adopt the following items into a Code of Business Conduct and Ethics Statement to be signed by all Senior Officers.

Every Senior Officer is required to and in turn agrees to:

(i) represent the interests of the shareholders of The Sky Financial Group, Inc.;
(ii) exhibit high standards of integrity, commitment and independence of thought and judgment;
(iii) dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties;
(iv) dedicate sufficient time, energy and attention to each subordinate to ensure each employee is being effectively managed and that each employee is being treated equally and given every opportunity for growth, recognition and advancement within the Company; and
(v) comply with every provision of this Code.

Fair Dealing

All Senior Officers (persons with a title of Senior Vice President, Executive Vice President, President and/or Chairperson) of Sky Financial Group and any of its subsidiary and affiliated companies (collectively, the "Company"), must deal fairly with employees, customers and suppliers. No Senior Officer may take unfair advantage of employees, customers or suppliers through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Accountability

The Code referred to herein is mandatory and applies to all Senior Officers. Each Senior Officer will be held accountable for adherence to this Code of Ethics and the Code of Conduct. Any violation will result in immediate disciplinary action, up to and including termination of employment and prosecution under the law.

I ____________________________, _______________, (title) acknowledge and affirm that I have not and will not violate the code and that by acknowledging same I am fully aware of the penalties should I be found to have violated the Code.

This **Code of Business Conduct and Ethics Statement for Senior Officers is** a part of the "Sky" Employee Handbook. The following statement is included as guidance to employees in reporting misconduct.

Employees should promptly communicate any suspected violations of this Code to the Regional President, Human Resources Department, and the Chairman of the Board. Suspected violations will be investigated by or at the direction of the Board or the Governance and Nominating Committee, and appropriate action will be taken if a violation is confirmed.

HARRISdirect
Select Client Services
Harborside Financial Center
501 Plaza II
Jersey City, NJ 07311

fax

HARRISdirect

RETURN FAX: 704-423-0707

1.888.678.4355
Member NASD, SIPC.

TO ▸ Joseph Augustine

DATE December 10, 2004

TELEPHONE ▸

FACSIMILE ▸ 724-628-0899

FROM ▸ Kathy Bernatzky

MESSAGE ▸

Attached is the letter we spoke about. You may add your account number to the letter. I was not sure if it was required.

Thanks and Happy Holidays,

Kathy Bernatzky

HARRISdirect™

Harrisdirect
4235 South Stream Blvd., Suite 200
Charlotte, North Carolina 28217

December 10, 2004

Our client, Joseph Augustine, has provided a Harrisdirect statement as proof of ownership of Sky Financial (SKYF) shares and was instructed that the statement was not sufficient.

We hereby certify that our client is owner of record for 805 shares of SKYF in his account. His purchase dates are as follows:

September 18, 2001	289 shares
July 24, 2002	500 shares
March 8, 2004	13 shares

Sincerely,

Kathy Bernatzky
Relationship Manager Select Client
Harrisdirect

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sky Financial Group, Inc.
Incoming letter dated November 17, 2004

The proposals relate to Sky Financial's code of ethics.

There appears to be some basis for your view that Sky Financial may exclude the proposals under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Sky Financial's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sky Financial omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Sky Financial relies.

Sincerely,

Mark F. Vilardo
Special Counsel